SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2019

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2019, incorporated by reference herein:

Exhibit

99.1     Release dated May 13, 2019, “NOTICE OF ACQUISITION OF A BENEFICIAL INTEREST IN SECURITIES”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 13, 2019                                              By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

NOTICE OF ACQUISITION OF A BENEFICIAL INTEREST IN SECURITIES

In accordance with Section 122 of the Companies Act, No 71 of 2008, as amended, and paragraph 3.83(b) of the JSE Limited Listings Requirements, DRDGOLD shareholders are advised that the Company has received notification that Ruffer LLP (“Ruffer”)   has acquired a beneficial interest in DRDGOLD securities (“Acquisition”).

Following the Acquisition, Ruffer  now holds an equivalent of 10% of the total issued ordinary share capital of the Company.

Johannesburg

13 May 2019

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